SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32615; File No. 812-14646

Commonwealth Annuity and Life Insurance Company, et al.

April 27, 2017

AGENCY: Securities and Exchange Commission ("SEC" or "Commission").

ACTION: **Notice.**

Notice of application for an order approving the substitution of certain securities pursuant to

Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act") and

an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: Commonwealth Annuity and Life Insurance Company ("Commonwealth") and

Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance

Company, Commonwealth Select Separate Account II of Commonwealth Annuity and Life

Insurance Company, Commonwealth Select Separate Account III of Commonwealth Annuity and

Life Insurance Company, Fulcrum Separate Account of Commonwealth Annuity and Life

Insurance Company, Group VEL Account of Commonwealth Annuity and Life Insurance

Company, Inheritage Account of Commonwealth Annuity and Life Insurance Company, Separate

Account FUVUL of Commonwealth Annuity and Life Insurance Company, Separate Account

IMO of Commonwealth Annuity and Life Insurance Company, Separate Account KG of

Commonwealth Annuity and Life Insurance Company, Separate Account KGC of

Commonwealth Annuity and Life Insurance Company, Separate Account VA-K of

Commonwealth Annuity and Life Insurance Company, Separate Account VA-P of

Commonwealth Annuity and Life Insurance Company, Separate Account VEL of Commonwealth

Annuity and Life Insurance Company, Separate Account VEL II of Commonwealth Annuity and

Life Insurance Company, Separate Account VEL III of Commonwealth Annuity and Life

Insurance Company (collectively, the "Separate Accounts," and together with Commonwealth,

the "Section 26 Applicants"); and Forethought Variable Insurance Trust (the "Trust"), and Global

Atlantic Investment Advisors, LLC ("Global Atlantic," and collectively with the Section 26

Applicants, the "Section 17 Applicants").

Summary of Application: The Section 26 Applicants seek an order pursuant to Section 26(c) of

the 1940 Act, approving the substitution of shares of 77 investment portfolios (each, an "Existing

Portfolio," and collectively, the "Existing Portfolios") of 20 registered investment companies[1]

with shares of 13 investment portfolios (each, a "Replacement Portfolio," and collectively, the

"Replacement Portfolios") of the Trust, under certain variable annuity contracts and variable life

insurance policies (the "Contracts") funded through the Separate Accounts.

Filing Date: The application was filed on April 29, 2016, and was amended and restated on

October 18, 2016 and March 3, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving the Applicants with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 22, 2017

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[1] (1) AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647); (2) Alger Portfolios (File Nos. 811-05550; 033-21722); (3) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340); (4) Delaware VIP Trust (File Nos. 811-05162; 033-14363); (5) Deutsche Variable Series I (File Nos. 811-04257; 002-96461); (6) Deutsche Variable Series II (File Nos. 811-05002; 033-11802); (7) Dreyfus Investment Portfolios (File Nos. 811-08673; 333-47011); (8) Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010); (9) Fidelity Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773); (10) Fidelity Variable Insurance Products Fund III (File Nos. 811-07205; 033-54837); (11) Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704); (12) Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493); (13) Goldman Sachs Variable Insurance Trust (File Nos. 811-08361; 333-35883); (14) Janus Aspen Portfolio (File Nos. 811-07736; 033-63212); (15) Lazard Retirement Series, Inc. (File Nos. 811-08071; 333-22309); (16) Lincoln Variable Insurance Products Trust (File Nos. 811-08090; 033-70742); (17) MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668); (18) Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177); (19) Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546); (20) T. Rowe Price International Series, Inc. (File Nos. 811-07145; 033-07145).

and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Commission: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Commonwealth Annuity and Life Insurance Company, Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company, Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company, Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company, Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company, Group VEL Account of Commonwealth Annuity and Life Insurance Company, Inheritage Account of Commonwealth Annuity and Life Insurance Company, Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company, Separate Account IMO of Commonwealth Annuity and Life Insurance Company, Separate Account KG of Commonwealth Annuity and Life Insurance Company, Separate Account KGC of Commonwealth Annuity and Life Insurance Company, Separate Account VA-K of Commonwealth Annuity and Life Insurance Company, Separate Account VA-P of Commonwealth Annuity and Life Insurance Company, Separate Account VEL of Commonwealth Annuity and Life Insurance Company, Separate Account VEL II of Commonwealth Annuity and Life Insurance Company, Separate Account VEL III of Commonwealth Annuity and Life Insurance Company, 132 Turnpike Road Suite 210, Southborough, MA 01772; and Forethought Variable Insurance Trust and Global Atlantic Investment Advisors, LLC, 300 N. Meridian Street, Suite 1800, Indianapolis, IN, 46204.

FOR FURTHER INFORMATION CONTACT: Erin C. Loomis, Senior Counsel, at (202) 551-6721, or Holly Hunter-Ceci, Acting Assistant Chief Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov.search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Commonwealth is a life insurance company engaged in the business of writing individual and group annuity contracts and life insurance policies. Commonwealth was originally organized under the laws of Delaware in July 1974 and was subsequently re-domiciled in the state of Massachusetts effective December 31, 2002.

2.   Prior to December 30, 2005, Commonwealth (formerly Allmerica Financial Life Insurance and Annuity Company) was an indirect wholly-owned subsidiary of The Hanover Insurance Group ("THG"), formerly Allmerica Financial Corporation. On that date, THG completed the closing of the sale of Commonwealth to The Goldman Sachs Group, Inc. ("Goldman Sachs"). Effective September 1, 2006, Commonwealth changed its name from Allmerica Financial Life Insurance and Annuity Company to Commonwealth Annuity and Life Insurance Company. Effective April 30, 2013, Goldman Sachs completed the transfer of the common stock of Commonwealth to Global Atlantic (Fin) Company, which is a wholly-owned indirect subsidiary of Global Atlantic Financial Group Limited. Effective January 2, 2014, Forethought Services LLC acquired ownership of 79% of the shares of Commonwealth. Forethought Services LLC is a wholly-owned subsidiary of Forethought

Financial Group, Inc., which in turn is a wholly-owned subsidiary of Global Atlantic (Fin)

Company.   As of December 31, 2015, Goldman Sachs owns a total of approximately 22% of

the outstanding shares of Global Atlantic; and other investors, none of whom own more than

9.9%, own the remaining 78% of the outstanding ordinary shares.

3.   Each of the Separate Accounts meets the definition of "separate account," as defined in

Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are

registered with the Commission under the 1940 Act as unit investment trusts. The assets of the

Separate Accounts support the Contracts and interests in the Separate Accounts offered through

such Contracts. Commonwealth is the legal owner of the assets in the Separate Accounts. The

Separate Accounts are segmented into subaccounts, and each subaccount invests in an

underlying registered open-end management investment company or a series thereof. A

subaccount of one or more of the Separate Accounts corresponds to each of the Existing

Portfolios. The business and affairs of the Separate Accounts, as unit investment trusts, are

conducted by Commonwealth, as depositor thereof.

4.   The Contracts are each registered under the Securities Act of 1933, as amended (the

"1933 Act"), on Form N-4 or Form N-6, as applicable. Each of the Contracts has particular

fees, charges, and investment options, as described in the Contracts' respective registration

statements.

5.   The Contracts are individual or group deferred variable annuity contracts or variable life

insurance policies. As set forth in the prospectuses for the Contracts, Commonwealth reserves

the right to substitute shares of another registered investment company for the shares of any

registered investment company already purchased or to be purchased in the future by the

Separate Accounts.

6.   Applicants propose, as set forth below, to substitute shares of the Replacement Portfolios

for shares of the Existing Portfolios ("Substitutions"):

Existing Portfolio	Replacement Portfolio
AB Large Cap Growth Portfolio (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
AB Large Cap Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
Deutsche Core Equity VIP (Class A)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Delaware VIP U.S. Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Contrafund Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Contrafund Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
Fidelity VIP Growth Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Growth Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
Fidelity VIP Growth & Income Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Franklin Large Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
Goldman Sachs Strategic Growth Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
Goldman Sachs U.S. Equity Insights Fund (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)
Invesco V.I. American Franchise Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, II)
Invesco V.I. American Franchise Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
Invesco V.I. Core Equity Fund (Series I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
MFS Growth Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
MFS Investors Trust Series (Initial Class)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I, Class II)

Pioneer Fund VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Core Portfolio (Class II)
Pioneer Fund VCT Portfolio (Class II)	Global Atlantic BlackRock Disciplined Core Portfolio (Class I)
Alger Capital Appreciation Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Growth Portfolio (Class II)
Deutsche CROCI International VIP (Class A)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
Delaware VIP International Value Equity Series (Standard Class, Service Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
Fidelity VIP Overseas Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
Invesco V.I. International Growth Fund (Series I)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I)
Goldman Sachs Strat. International Equity Fund (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
Lazard Retirement International Equity Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class II)
T. Rowe Price International Stock Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
Templeton Foreign VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined International Core Portfolio (Class I, Class II)
AB Growth and Income Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
AB Value Portfolio (Class B)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
Deutsche Large Cap Value VIP (Class A)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Fidelity VIP Equity-Income Portfolio (Initial Class)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Fidelity VIP Equity-Income Portfolio (Service Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
Franklin Mutual Shares VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
Franklin Growth & Income VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Invesco V.I. Value Opportunities Fund (Series II)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I, Class II)
Pioneer Equity Income VCT Portfolio (Class I)	Global Atlantic BlackRock Disciplined Value Portfolio (Class I)
Alger Mid Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Deutsche Small Mid Cap Growth VIP	Global Atlantic BlackRock Disciplined Mid

(Class A)	Cap Growth Portfolio (Class I)
Delaware VIP Smid Cap Growth Series (Standard Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Delaware VIP Smid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
Fidelity VIP Mid Cap Portfolio (Initial Class, Service Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Franklin Small-Mid Cap Growth VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
Invesco V.I. Mid Cap Growth Fund (Series I, Series II)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
Goldman Sachs Growth Opportunities Fund (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
Janus Aspen Enterprise Portfolio (Service Shares)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I)
MFS Mid Cap Growth Series (Service Class)	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio (Class I, Class II)
Alger Small Cap Growth Portfolio (Class I-2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)
Delaware VIP Small Cap Value Series (Standard Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class I)
Franklin Small Cap Value VIP Fund (Class 2)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)
MFS New Discovery Series (Service Class)	Global Atlantic BlackRock Disciplined Small Cap Portfolio (Class II)
AB Growth Portfolio (Class B)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I, Class II)
Delaware VIP Value Series (Standard Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class I)
Oppenheimer Main Street Fund/VA (Non-Service Class, Service Class)	Global Atlantic BlackRock Disciplined U.S. Core Portfolio (Class II)
AB Global Thematic Growth Portfolio (Class B)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
Deutsche Global Equity VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)
Deutsche Global Growth VIP (Class A)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class I)
Oppenheimer Global Fund/VA (Service Shares)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
Templeton Growth VIP Fund (Class 2)	Global Atlantic Goldman Sachs Global Equity Insights Portfolio (Class II)
Alger Large Cap Growth Portfolio (Class I-2)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class II)
Deutsche Capital Growth VIP (Class A)	Global Atlantic Goldman Sachs Large Cap

	Growth Insights Portfolio (Class I)
Janus Aspen Janus Portfolio (Institutional Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I)
Janus Aspen Janus Portfolio (Service Shares)	Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio (Class I, Class II)
AB Small/Mid Cap Value Portfolio (Class B)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
Deutsche Small Mid Cap Value VIP (Class A)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
Dreyfus Midcap Stock Portfolio (Initial Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
Fidelity VIP Value Strategies Portfolio (Service Class 2)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
Goldman Sachs Mid Cap Value Fund (Service Shares)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
Pioneer Mid Cap Value VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class II)	Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio (Class II)
Deutsche High Income VIP (Class A)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Delaware VIP High Yield Series (Standard Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Fidelity VIP High Income Portfolio (Initial Class)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Fidelity VIP High Income Portfolio (Service Class 2)	Global Atlantic BlackRock High Yield Portfolio (Class II)
Invesco V.I. High Yield Fund (Series I)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I, Class II)	Global Atlantic BlackRock High Yield Portfolio (Class I)
Deutsche Bond VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
Deutsche Unconstrained Income VIP (Class A)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
Goldman Sachs Core Fixed Income Fund (Service Shares)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
Pioneer Bond VCT Portfolio (Class I)	Global Atlantic Goldman Sachs Core Fixed Income Portfolio (Class I)
Alger Balanced Portfolio (Class I-2)	Global Atlantic BlackRock Allocation Portfolio (Class I)
Deutsche Global Income Builder VIP (Class A)	Global Atlantic BlackRock Allocation Portfolio (Class I)
Fidelity VIP Asset Manager Portfolio (Initial	Global Atlantic BlackRock Allocation

Class)	Portfolio (Class I)
Fidelity VIP Asset Manager Portfolio (Service Class 2)	Global Atlantic BlackRock Allocation Portfolio (Class II)
LVIP Delaware Foundation Moderate Allocation Fund (Standard Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)
MFS Total Return Series (Service Class)	Global Atlantic BlackRock Allocation Portfolio (Class I, Class II)

7. The Replacement Portfolios are all series of the Trust. The Trust is an insurance-dedicated Delaware statutory trust that was organized on June 17, 2013. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-22865) and its shares are registered under the 1933 Act (File No. 333-189870). The Trust is a series investment company and currently has 30 separate portfolios (each, a "Global Atlantic Fund," and collectively, the "Global Atlantic Funds"). The following 13 Global Atlantic Funds comprise the Replacement Portfolios: Global Atlantic BlackRock Allocation Portfolio, Global Atlantic BlackRock Disciplined Core Portfolio, Global Atlantic BlackRock Disciplined Growth Portfolio, Global Atlantic BlackRock International Core Portfolio, Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio, Global Atlantic BlackRock Small Cap Portfolio, Global Atlantic BlackRock U.S. Core Portfolio, Global Atlantic BlackRock Disciplined Value Portfolio, Global Atlantic BlackRock High Yield Portfolio, Global Atlantic Goldman Sachs Core Fixed Income Portfolio, Global Atlantic Goldman Sachs Global Equity Insights Portfolio, Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio, and Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio.

8. Global Atlantic, an Indiana limited liability company and a registered investment adviser, serves as investment adviser for each of the Global Atlantic Funds pursuant to an investment advisory agreement between the Trust, on behalf of each Global Atlantic Fund, and Global Atlantic.

9.   Each Replacement Portfolio is sub-advised by BlackRock Investment Management, LLC ("BlackRock") or Goldman Sachs Asset Management, L.P. ("GSAM"). BlackRock is a wholly owned subsidiary of BlackRock, Inc. BlackRock is a registered investment adviser and a commodity pool operator organized in Princeton, New Jersey. BlackRock, Inc. and its affiliates had approximately $4.64 trillion in assets under management as of December 31, 2015. BlackRock is located at 1 University Square, Princeton, NJ 08536. GSAM is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs. As of December 31, 2015, GSAM, including its investment advisory affiliates, had assets under supervision of approximately $1.08 trillion. GSAM's principal offices are located at 200 West Street, New York, NY 20182.

10.   The Applicants believe that the Replacement Portfolios have investment objectives, principal investment strategies, and principle risks, as described in their prospectuses, that are substantially similar to, the corresponding Existing Portfolios to make those Replacement Portfolios appropriate candidates as substitutes.

11.   Information for each Existing Portfolio and Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and comparative performance history, can be found in the application.

12.   Applicants state that in selecting the Replacement Portfolios, Commonwealth sought to simplify fund lineups while reducing costs and maintaining a high-quality menu of investment options that would offer a similar diversity of investment options after the proposed Substitutions as is currently available under the Contracts. Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have lower or equal net annual operating expenses immediately after the proposed Substitutions as before the proposed Substitutions. With respect to all of the proposed Substitutions, the combined management fee and Rule 12b-1 fees paid by

the Replacement Portfolio are the same or lower than those of the corresponding Existing

Portfolio. The application sets forth the fees and expenses of each Existing Portfolio and its

corresponding Replacement Portfolio in greater detail.

13.   Applicants represent that as of the Substitution Date (defined below), the Separate

Accounts will redeem shares of the Existing Portfolios for cash or in-kind. Redemption requests

and purchase orders will be placed simultaneously so that Contract values will remain fully

invested at all times.

14.   Each Substitution will be effected at the relative net asset values of the respective shares

of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1

thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.

The Substitutions will be effected without change in the amount or value of any Contracts held by

affected Contract owners.[2]

15.   Contract owners will not incur any fees or charges as a result of the proposed

Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected

Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

Commonwealth and/or its affiliates will pay all expenses and transaction costs of the

Substitutions, including legal and accounting expenses, any applicable brokerage expenses and

other fees and expenses. No fees or charges will be assessed to the affected Contract owners to

effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges

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[2]   The Section 26 Applicants state that, because the Substitutions will occur at relative net asset value, and the
fees and charges under the Contracts will not change as a result of the Substitutions, the benefits offered by the
guarantees under the Contracts will be the same immediately before and after the Substitutions. The Section 26
Applicants also state that what effect the Substitutions may have on the value of the benefits offered by the Contract
guarantees would depend, among other things, on the relative future performance of the Existing Portfolios and
Replacement Portfolios, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note
that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad
a range of risk/return characteristics.

currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

16.   The Section 26 Applicants agree that, for a period of two years following the implementation of the proposed Substitution (the "Substitution Date"), and for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, Commonwealth or an affiliate thereof (other than the Trust) will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio's net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of the most recently filed application. Commonwealth will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

17.   From the date the Pre-Substitution Notice (defined below) through 30 days following the Substitution Date, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, Commonwealth will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including

limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

18.   At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the "Pre-Substitution Notice"). Pre-Substitution Notices sent to Contract owners will be filed with the Commission pursuant to Rule 497 under the 1940 Act. The Pre-Substitution Notice will advise Contract owners that from the date of the Pre-Substitution Notice through the date 30 days after the Substitutions, Contract owners may make at least one transfer of Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available subaccount without charge and without imposing any transfer limitations. Among other information, the notice will inform affected Contract owners that that, except as described in the disruptive transfers or market timing provisions of the relevant prospectus, Commonwealth will not exercise any rights reserved under the Contracts to impose restrictions on transfers among the subaccounts under the Contracts, including limitations on the future number of transfers, through at least 30 days after the Substitution Date. Additionally, all affected Contract owners will be sent prospectuses of the applicable Replacement Portfolios at least 30 days before the Substitution Date.

19.   In addition to the Supplements distributed to the Contract owners, within five business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a "Confirmation") informing them that the Substitutions were carried out as previously notified. The Confirmation also will restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the values of the Contract owner's positions in the Existing

Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

Legal Analysis

1.   The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

2.   The Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address when the 1940 Act was amended to include this provision. Applicants state that each Substitution protects the Contract owners who have Contract value allocated to an Existing Portfolio by providing Replacement Portfolios with substantially similar investment objectives, strategies, and risks, and providing Contract owners with investment options that would have total and net annual operating expense ratios that are lower than, or equal to, their corresponding investment options before the Substitutions.

3.   Commonwealth has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts' prospectuses disclose this right.

4.   The Section 26 Applicants submit that the ultimate effect of the proposed Substitutions will be to streamline and simplify the investment line-ups that are available to Contract owners while reducing expenses and continuing to provide Contract owners with a wide array of

investment options. The Section 26 Applicants state that the proposed Substitutions will not reduce in any manner the nature or quality of the available investment options and the proposed Substitutions also will permit Commonwealth to present information to its Contract owners in a simpler and more concise manner. The Section 26 Applicants also state it is anticipated that after the proposed Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts. The Section 26 Applicants also assert that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In addition, the proposed Substitutions will not adversely affect any features or riders under the Contracts because none of the features or riders have any investment restrictions. Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution. Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other "market timing" activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.

5.   The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the proposed Substitutions. The Section 17 Applicants state that because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and

purchases, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

6.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

7.   The Section 17 Applicants state that the proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, the Section 17 Applicants provide that to the extent Commonwealth and the Existing Portfolios, and Commonwealth and the Replacement Portfolios, are deemed to be affiliated persons of one another under Section 2(a)(3) or Section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a). Accordingly, the Section 17 Applicants have determined to seek relief from Section 17(a).

8.   The Section 17 Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in the application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants submit that the terms of the proposed in-kind transactions, including the considered to be paid to each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7 under the 1940 Act. The proposed transactions will take

place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The fees and charges under the Contracts will not increase because of the Substitutions. Even though the Separate Accounts, Commonwealth and the Trust may not rely on Rule 17a-7, the Section 17 Applicants believe that the rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

9.   The Section 17 Applicants also submit that the proposed in-kind purchases by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as provided in the Trust's registration statement and reports filed under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

Applicants' Conditions

The Section 26 Applicants, and Global Atlantic as applicable, agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless Commonwealth determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (ii) the Substitutions can be consummated as described in the application under applicable insurance laws; and (iii) any regulatory requirements in each

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jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   After the Substitution Date, Global Atlantic will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order (as defined in the application), or any replacement order from the Commission, with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to rely on the Manager of Managers Order, or any replacement order from the Commission.

3.   Commonwealth or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

4.   The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

5.   The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

6.   The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

7.   Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 7 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least thirty days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

9.   The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

10.   For a period of two years following the Substitution Date, for Contract owners who were Contract owners as of the Substitution Date, Commonwealth or an affiliate thereof (other than the

Trust) will reimburse, on the last business day of each fiscal quarter, the Contract owners whose

subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement

Portfolio's net annual operating expenses (taking into account fee waivers and expense

reimbursements) for such period exceeds, on an annualized basis, the net annual operating

expenses of the Existing Portfolio for the most recent fiscal year preceding the date of the

application. In addition, the Section 26 Applicants will not increase the Contract fees and charges

that would otherwise be assessed under the terms of the Contracts for a period of at least two

years following the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary